UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2017

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5
EXHIBIT 99.6

EXPLANATORY NOTE

Infosys Limited (“Infosys” or the “Company”), hereby furnishes with the United States Securities and Exchange Commission this Report on Form 6-K. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Notices to Stock Exchanges

On October 9, 2017, the Company notified the stock exchanges on which its securities trade (the “Stock Exchanges”) of the results of the shareholder vote by the Postal Ballot Notice (the “Postal Ballot), which was filed by the Company on Schedule TO-C with the U.S. Securities and Exchange Commission on September 1, 2017 (the “Voting Results Notice”). The Voting Results Notice is attached hereto as Exhibit 99.1.

Additionally, the Company notified the Stock Exchanges that the Buyback Committee of the Board of Directors of the Company approved and fixed November 1, 2017 as the record date for determining (i) the entitlement of each equity shareholder to tender shares in the Company’s buyback of its equity shares (the “Buyback”) and (ii) which equity shareholders will be eligible to participate (the “Eligible Shareholders”) in the Buyback, which was approved by the Board on August 19, 2017 and by the shareholders by means of a special resolution through the Postal Ballot (the “Record Date Notice”). The Record Date Notice is attached hereto as Exhibit 99.2.

Public Announcement

On October 10, 2017, the Company published an announcement informing the Eligible Shareholders of the price per share to be paid in the Buyback and the maximum number of shares sought in the Buyback, among other matters (the “Public Announcement”). The Public Announcement is attached hereto as Exhibit 99.3.

Resolutions

On October 10, 2017, the Company filed (i) a copy of the resolutions passed by the Board of Directors of the Company (the “Board”) at its meeting held on August 19, 2017 (the “August 19, 2017 Resolutions”), (ii) a copy of the resolutions passed by the Board at its meeting held on August 25, 2017 (the “August 25, 2017 Resolutions”) and (iii) a copy of the special resolutions passed by the shareholders through the Postal Ballot (the “Special Resolutions”) with the Stock Exchanges and the Securities and Exchange Board of India. The August 19, 2017 Resolutions are attached hereto as Exhibit 99.4, the August 25, 2017 Resolutions are attached hereto as Exhibit 99.5 and the Special Resolutions are attached hereto as Exhibit 99.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

/s/ Inderpreet Sawhney
Date: October 10, 2017	Inderpreet Sawhney
General Counsel

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Notice to Stock Exchanges – Voting Results

99.2	Notice to Stock Exchanges – Record Date

99.3	Public Announcement

99.4	August 19, 2017 Resolutions

99.5	August 25, 2017 Resolutions

99.6	Special Resolutions